SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                     FORM 15

   Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports
       Under Sections 13 and 15(d) of the Securities Exchange Act of 1934

                   Commission File Number            001-14084

                           BIG FLOWER HOLDINGS, INC.
             (Exact name of registrant as specified in its charter)


                     3 EAST 54TH STREET, NEW YORK, NY, 10022
                                 (212) 521-1600
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                  COMMON STOCK, PAR VALUE $.01 PER SHARE (Title
                of each class of securities covered by this Form)


     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

               Rule 12g-4(a)(1)(i)  [X]                 Rule 12h-3(b)(1)(ii) [ ]
              Rule 12g-4(a)(1)(ii)  [ ]                  Rule 12h-3(b)(2)(i) [ ]
               Rule 12g-4(a)(2)(i)  [ ]                 Rule 12h-3(b)(2)(ii) [ ]
              Rule 12g-4(a)(2)(ii)  [ ]                           Rule 15d-6 [ ]
               Rule 12h-3(b)(1)(i)  [X]

     Approximately number of holders of record as of the certification or notice date: 134

     Pursuant to the requirements of the Securities Exchange Act of 1934, Big Flower Holdings, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: December 10, 1999                    By: /s/ Irene B. Fisher
                                              Name: Irene B. Fisher
                                              Title: Vice President - Legal and
                                                     Secretarial Affairs

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.